FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1              Name and Address of Company

Merus Labs International Inc. (the “Company” or “Merus”)
100 Wellington Street West
Suite 2110, PO Box 151
Toronto, Ontario, M5K 1H1

Item 2              Date of Material Change

June 19, 2014

Item 3              News Release

A news release was issued by the Company on June 19, 2014 and distributed through Marketwired and filed on SEDAR.

Item 4              Summary of Material Change

The Company announced the closing of its previously announced bought deal financing with a syndicate of investment dealers (the “Underwriters”) co-led by Canaccord Genuity Corp., Clarus Securities Inc. and Cormark Securities Inc., and which also included Paradigm Capital Inc., TD Securities Inc. and Euro Pacific Canada Inc. Under the financing, Merus issued a total of 18,400,000 common shares at a price of $1.70 per common share, inclusive of 2,400,000 common shares issued pursuant to the exercise in full of the over-allotment option by the Underwriters, for gross proceeds of $31,280,000.

Item 5              Full Description of Material Change

5.1              Full Description of Material Change

On June 19, 2014, the Company announced the closing of its previously announced bought deal financing with a syndicate of investment dealers co-led by Canaccord Genuity Corp., Clarus Securities Inc. and Cormark Securities Inc., and which also included Paradigm Capital Inc., TD Securities Inc. and Euro Pacific Canada Inc. Under the financing, Merus issued a total of 18,400,000 common shares (“Shares”) at a price of $1.70 per Share, inclusive of 2,400,000 Shares issued pursuant to the exercise in full of the over-allotment option by the Underwriters, for gross proceeds of $31,280,000.

The net proceeds of the offering will be used for future acquisitions and general working capital.

5.2              Disclosure for Restructuring Transactions

Not applicable.

Item 6              Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable

Item 7              Omitted Information

Not applicable

Item 8              Executive Officer

Andrew Patient
Chief Financial Officer
Telephone: (416) 593-3725

Item 9              Date of Report

June 20, 2014